P.E. 1/31/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month January 2002

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant's name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company
....
(Registrant)

Signed: ....
J A Deeley (Miss)
Group Deputy Secretary

Dated: 4 February 2002

PRESS RELEASE

Cadbury Schweppes

For Immediate Release 17 January 2002

CADBURY SCHWEPPES STATEMENT REGARDING DISCUSSIONS WITH KENT CONFECTIONERY IN TURKEY

Cadbury Schweppes plc confirms that it is in discussions with the Tahincioglu family in Turkey regarding a possible equity interest in Kent, the leading sugar confectionery manufacturer in Turkey, together with Birlik its distribution arm. These discussions may or may not lead to an eventual agreement.

FEB 05 2002

Ends

For further information:
David Kappler, Chief Financial Officer
Sally Jones, Corporate Communications Director
Dora McCabe, Head of Group Public Relations

Cadbury Schweppes plc:	**020-7409-1313** **www.cadburyschweppes.com**
Angus Maitland/Philip Gawith, **The Maitland Consultancy**	**020-7379-5151**

Notes to Editors:

Cadbury Schweppes
With origins stretching back over 200 years, today Cadbury Schweppes is an international beverage and confectionery company offering consumers brands such as Cadbury, Schweppes, Dr Pepper, 7 UP, Snapple, Trebor and Bassett in almost 200 countries around the world. Employing over 36,000 people, Cadbury Schweppes is the world's third largest soft drinks company and the fourth largest confectionery company.

Kent
Kent, based just outside Istanbul, is Turkey's leading sugar confectionery manufacturer with estimated sales of US$ 110 million and estimated volume of 27.1 million tonnes in 2001. Well-known brands include Olips, Jellibon, Elegan, Missbon, Tofita, Topi Top and Bonibon. Kent also has the second position in the gum market with brands such as Relax, Olite and Nazar.

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1X 6HT
Telephone: +44 (0) 20 7409 1313
FAX: +44 (0) 20 7830 5137